# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: XP Inc., CIK 0001787425
CUSIP: G98239109
Title of class of securities: Class A Common Shares, par value $0.00001 per share
Address of issuer's principal executive offices: 20, Genesis Close, George Town, Grand Cayman, Cayman Islands (E9), KY-1-1208
Date of event which requires filing of this statement: 02/11/2026
Amends the filing with accession number 0000950103-21-020215
Filed by CIK 0001899748
Persons authorized to receive notices and communications: Michael A. Civale, Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, New York (NY), 10001-8602, 212-735-3462; Filipe B. Areno, Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, New York (NY), 10001-8602, 212-735-3462

## Reporting persons
- XP Control LLC (CIK 0001899748): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 101,752,469; shared voting power 0; sole dispositive power 101,752,469; shared dispositive power 0; aggregate amount beneficially owned 101,752,469 (19.6% of the class)
  Comment: Note to Row (7): Each Class B common share is convertible into one Class A common share at the option of its holder at any time.
  
  Note to Row (13): Represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by XP Control LLC as set forth in Row 11 by (b) the sum of (i) 416,814,655 Class A common shares outstanding as of February 11, 2026, as reported by the Issuer to XP Control LLC, and (ii) 101,752,469 Class B common shares outstanding as of February 11, 2026, as reported by the Issuer to XP Control LLC. The aggregate number of Class B common shares beneficially owned by XP Control LLC as set forth in clauses "(a)" and "(b)" of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of XP Control LLC.
  
  Note to Row (13): Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this Schedule 13D.
- Guilherme Dias Fernandes Benchimol: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 101,752,469; shared voting power 0; sole dispositive power 101,752,469; shared dispositive power 0; aggregate amount beneficially owned 101,752,469 (19.6% of the class)
  Comment: Note to Row (7): Each Class B common share is convertible into one Class A common share at the option of its holder at any time.
  
  Note to Row (13): Represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by Guilherme Dias Fernandes Benchimol as set forth in Row 11 by (b) the sum of (i) 416,814,655 Class A common shares outstanding as of February 11, 2026, as reported by the Issuer to Guilherme Dias Fernandes Benchimol, and (ii) 101,752,469 Class B common shares outstanding as of February 11, 2026, as reported by the Issuer to Guilherme Dias Fernandes Benchimol. The aggregate number of Class B common shares beneficially owned by Guilherme Dias Fernandes Benchimol as set forth in clauses "(a)" and "(b)" of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of Guilherme Dias Fernandes Benchimol.
  
  Note to Row (13): Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Shares, par value $0.00001 per share
Name of issuer: XP Inc.
Address of issuer's principal executive offices: 20, Genesis Close, George Town, Grand Cayman, Cayman Islands (E9), KY-1-1208
Comment:
Explanatory Note

This Amendment No. 5 ("Amendment No. 5") amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on December 27, 2021, by XP Control LLC and XP Controle Participacoes S.A., relating to the Class A common shares, par value $0.00001 per share (the "Class A common shares"), and Class B common shares of XP Inc. ("the Issuer") and as amended by Amendment No. 1 on March 7, 2022, Amendment No. 2 on April 29, 2022, Amendment No. 3 on February 14, 2023 and Amendment No. 4 on July 11, 2023 (as so amended, the "Schedule 13D"). This Amendment No. 5 amends and supplements the Schedule 13D as specifically set forth herein. Except as specifically amended by this Amendment No. 5, the Schedule 13D is unchanged. Capitalized terms used in this Amendment No. 5 and not otherwise defined herein have the meanings given to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended as follows:

This Schedule 13D is filed by XP Control LLC and Guilherme Dias Fernandes Benchimol (each a "Reporting Person" and collectively the "Reporting Persons"). The Reporting Persons and/or certain of their affiliates may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based in part on information provided by the Issuer, such a "group" would be deemed to beneficially own an aggregate of 101,752,469 Class A common shares, or 19.6% of the Class A common shares, calculated pursuant to Rule 13d-3. The aggregate number of Class B common shares of the Issuer beneficially owned by the Reporting Persons as set forth in the foregoing calculation are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of such a "group." The Reporting Persons expressly disclaim beneficial ownership over any Class A common shares that they may be deemed to beneficially own solely by reason of the agreements disclosed herein.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit B, pursuant to which the Reporting Persons have agreed to file this Amendment No. 5 jointly in accordance with the provisions of Rule 13d-1(k) under the Exchange Act.

On February 11, 2026, the Specified Persons (as defined below) ceased to be indirect controlling shareholders of XP Control LLC in accordance with XP Control LLC's constituent documents.
Residence or business address: The principal office and business address of the Reporting Persons is 20, Genesis Close, Grand Cayman, George Town, Cayman Islands, KY-1-1208.
Present principal occupation or employment: Attached as Exhibit A hereto and incorporated herein by reference is a list containing the (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (iv) citizenship, in each case of each manager and officer of XP Control LLC.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
XP Control LLC is a limited liability company formed and registered under the laws of the Cayman Islands. See Exhibit A for citizenship of each manager and officer of XP Control LLC.

Nothing in this Statement shall be construed as an admission that any transaction described herein took place in the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to add the following:

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following:

On February 11, 2026, XP Control LLC and Bruno Constantino Alexandre dos Santos ("Bruno"), Bernardo Amaral Botelho ("Bernardo") and Gabriel Klas da Rocha Leal ("Gabriel") and their respective investment vehicles (collectively, the "Specified Persons") agreed to realign their interests in XP Control LLC. XP Control LLC purchased all of the beneficial interests in XP Control LLC held indirectly by Bruno for cash and 1,623,257 Class A common shares (resulting from the conversion of the corresponding number of Class B common shares of the Issuer held by XP Control LLC). With respect to the indirect interests in XP Control held by Bernardo and Gabriel, a portion was acquired by XP Control LLC for cash, and the remaining portion converted into non-voting interests in XP Control LLC, subject to a repurchase right that may be exercised by XP Control LLC at any time for an aggregate of up to 7,770,332 Class A common shares (resulting from the conversion of the corresponding number of Class B common shares of the Issuer held by XP Control LLC) (the "Repurchase Right").

As a result of XP Control LLC's transfer of the Class A common shares to Bruno's investment vehicle, the Reporting Persons' beneficial ownership of the Class A common shares decreased from 103,375,726 Class A common shares to 101,752,469 Class A common shares, which represent 19.6% of the Class A common shares, calculated pursuant to Rule 13d-3. In addition, if the Repurchase Right is exercised in full, the Reporting Persons' beneficial ownership of the Class A common shares may be further decreased by up to 7,770,332 Class A common shares, from 101,752,469 Class A common shares to 93,982,137 Class A common shares, which represent 18.1% of the Class A common shares, calculated pursuant to Rule 13d-3.

Except as set forth herein, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Class A common shares.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A common shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A. Managers and Officers of XP Control LLC.
Exhibit B. Joint Filing Agreement among the Reporting Persons.

## Signatures
- XP Control LLC: /s/ Guilherme Dias Fernandes Benchimol, Guilherme Dias Fernandes Benchimol, Manager (02/13/2026)
- XP Control LLC: /s/ Fabricio Cunha de Almeida, Fabricio Cunha de Almeida, Manager (02/13/2026)
- Guilherme Dias Fernandes Benchimol: /s/ Guilherme Dias Fernandes Benchimol, Guilherme Dias Fernandes Benchimol, individually (02/13/2026)